Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-17

 Court finds that PolyMet’s water permit issued with proper procedures

St. Paul, Minn., Sept. 3, 2020 – A Ramsey County District Court judge today found that the Minnesota Pollution Control Agency (MPCA) did not engage in any procedural irregularities in connection with the processing of the National Pollutant Discharge Elimination System (NPDES) permit for the NorthMet copper-nickel-precious metals project, according to Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM.

In his decision, Judge John H. Guthmann rejected the allegations that MPCA engaged in a systematic effort to keep evidence out of the administrative record. Those allegations had been made by the relators Fond du Lac Band of Lake Superior Chippewa, WaterLegacy, Minnesota Center for Environmental Advocacy, Center for Biological Diversity and Friends of the Boundary Waters Wilderness. Judge Guthmann made his findings after presiding over a seven-day hearing in St. Paul in January and extensive briefing from the parties.

Judge Guthmann found no evidence that the MPCA attempted to suppress EPA comments. Indeed, the court observed that the process for PolyMet’s permit involved “significantly more interaction between the EPA and the MPCA than with the usual NPDES permit.” The court determined that “[a]t no time did the MPCA try to discourage or prevent the EPA from submitting written comments on either the pre-proposed permit or the final permit.” The court found that MPCA’s effort to reach an agreement with EPA to delay making written comments on a draft NorthMet NPDES permit until sometime after the public notice period did not constitute a procedural irregularity. The court concluded that the MPCA exceeded the requirements of the Memorandum of Agreement between EPA and MPCA.

The district court’s conclusion that no procedural irregularities occurred in the processing of PolyMet’s permit will be incorporated into the broader challenge to that permit currently pending before the court of appeals. In that case, environmental groups and the Fond du Lac Band have challenged the MPCA’s decision to issue the permit and its denial of a contested-case hearing. The court of appeals will decide the schedule for briefing and oral argument.

“We are pleased with the district court’s ruling and look forward to defending the challenge to the water permit currently pending in the court of appeals,” said Jon Cherry, chairman, president and CEO. “We remain confident the water quality permit meets all applicable standards and will ultimately be upheld by the courts.”

The district court decision comes on the heels of the Minnesota Supreme Court this spring granting the company’s and regulators’ petitions to review court of appeals’ rulings on its Permit to Mine, dam safety and air quality permits. The Minnesota Supreme Court recently scheduled oral argument in the Permit to Mine appeal for October 13, 2020.

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About PolyMet
PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world’s major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium – metals vital to global carbon reduction efforts – in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.
Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region’s established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.
For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
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